SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number 1-8529

The Legg Mason

Profit Sharing and 401(k) Plan and Trust

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

Legg Mason, Inc.

100 International Drive

Baltimore, Maryland 21202

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

REQUIRED INFORMATION.

Item 4. Plan Financial Statements and Schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Financial Statements

Together with Report of

Independent Registered Public Accounting Firm

As of December 31, 2011 and 2010 and

For the Year Ended December 31, 2011

*	The other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted, as they are not applicable.

910 Ridgebrook Road Sparks, MD 21152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Investment Committee of

The Legg Mason Profit Sharing and 401(k) Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of The Legg Mason Profit Sharing and 401(k) Plan and Trust (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other resources used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Stout, Causey & Horning, P.A.

Sparks, Maryland

June 14, 2012

A Member of SC&H Group, LLC

Phone: (410) 403-1500 • Toll Free: (800) 832-3008 • Fax: (410) 403-1570 • Web: www.SCandH.com

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Statements of Net Assets Available for Benefits

As of December 31,	2011	2010
Assets

Cash	$247,701	$459,841

Investments, at fair value:
Participant-directed investments	283,843,561	408,497,293

Receivables
Company contributions receivable	7,185,866	8,672,238
Notes receivable from participants	3,286,090	6,446,969

Total Receivables	10,471,956	15,119,207

Total Assets	294,563,218	424,076,341

Liabilities	—	—

Net Assets Available for Benefits	$294,563,218	$424,076,341

The accompanying notes are an integral part of these financial statements.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2011

Changes in Net Assets Available for Benefits Attributable to:

Contributions
Company	$7,185,866
Participants	14,586,735
Rollovers	618,728
Transfer from Private Capital Management, L.P. 401(k) Plan and Trust (Note 1)	11,764,616

Total Contributions	34,155,945

Investment Income (Loss)
Interest and dividend income	6,096,680
Net depreciation in fair value of investments (Notes 2 and 3)	(27,863,317)

Total Investment Loss	(21,766,637)

Interest Income on Notes Receivable from Participants	169,933

Benefits Paid to Participants	(46,250,530)
Administrative Expenses	(3,585)
Transfers to Western Asset Management 401(k) Plan and Trust (Note 1)	(95,818,249)

Net Decrease in Net Assets Available for Benefits	(129,513,123)

Net Assets Available for Benefits:

Beginning of the Year	424,076,341

End of the Year	$294,563,218

The accompanying notes are an integral part of this financial statement.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2011 and 2010 and

For the Year Ended December 31, 2011

1.	DESCRIPTION OF PLAN

The following description of The Legg Mason Profit Sharing and 401(k) Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan, which was established on December 30, 1960, is a defined contribution plan covering substantially all employees of Legg Mason & Co., LLC (LM & Co.) and affiliated participating companies (the Company) with the exception of leased and temporary employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and was most recently amended effective December 30, 2011. An employee becomes eligible to participate in the Plan on his or her date of hire. A participant shares in discretionary Company contributions and forfeitures by completing 1,000 hours of service, as defined by the Plan, in a Plan year and being employed on the last day of the Plan year. Effective January 1, 2011, the normal retirement age for the Plan was changed from 65 to 62.

Affiliated companies and their effective dates of adoption of the Plan are as follows:

Howard, Weil, Labouisse, Friedrichs, Incorporated (January 1, 1989)

Bartlett & Co. (January 1, 1996 through February 29, 2012 (Note 7))

Western Asset Management Company (April 1, 2002 until spin-off on January 1, 2011 as described below)

Citigroup, Inc. (December 1, 2005)

Brandywine Global Investment Management, LLC (July 1, 2008)

Effective January 1, 2011, the Company spun-off a portion of the Plan into the Western Asset Management 401(k) Plan and Trust (WAM Plan) for employees of Western Asset Management Company (WAM). As a result of the spin-off, approximately 700 WAM employees with account balances totaling approximately 20% of the Plan were transferred to the WAM Plan. A separate Form 11-K has been filed with respect to the portion of the Plan continued as the WAM Plan. Effective January 1, 2011, Private Capital Management, L.P. 401(k) Plan and Trust (PCM plan) was merged into the Plan.

Participant Contributions

Contributions by employees are voluntary and may be composed of all or any of the following:

A.	A rollover of accumulated deductible employee contributions as contemplated by Section 408(d)(3) of the Internal Revenue Code (the Code).

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2011 and 2010 and

For the Year Ended December 31, 2011

1.	DESCRIPTION OF PLAN – cont’d.

Participant Contributions – cont’d.

B.	A voluntary pre- and post-tax compensation deferral whereby the participant may elect to defer, in the form of Company contributions to the Plan on the participant’s behalf, compensation that would otherwise have been paid to the participant during the Plan year. This compensation deferral, if elected, cannot be less than 1% and not more than 100% of the compensation that would otherwise have been paid to the participant during the Plan year. Participant contributions may not exceed the maximum allowable contribution under the Code. The maximum allowable contribution totaled $16,500 for the year ended December 31, 2011. Participants who have attained age 50 before the end of the Plan year may make additional catch-up contributions, subject to limitations imposed by the Code.

Company Contributions

The Company, upon approval of the Board of Managers, may make a matching contribution on an annual basis to all eligible employees. During 2011, the Company matched 50% of the employee contributions up to 6% of annual earnings up to a maximum matching contribution of $5,000 per employee. Company matching contributions for 2011 totaled $3,927,965.

Additionally, the Company may make discretionary profit sharing contributions to the Plan. The Company approved a discretionary profit sharing contribution for 2011 of $3,257,901, in addition to $374,350 of reallocated forfeitures.

These Company contributions were remitted to the Plan subsequent to December 31, 2011, and accordingly, are included as contributions receivable in the accompanying statements of net assets available for benefits as of December 31, 2011.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions and (b) Plan earnings/losses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2011 and 2010 and

For the Year Ended December 31, 2011

1.	DESCRIPTION OF PLAN – cont’d.

Vesting

Participants are immediately vested in deferral contributions, rollover contributions, and income earned thereon. Participants are also immediately vested in the Company’s discretionary matching contributions. Vesting in the Company’s discretionary profit sharing contributions is based on years of continuous service as presented in the following chart:

Years of Service	Percentage Vested
Less than 2	0%
2	25%
3	50%
4	75%
5	100%

With respect to any PCM participants who had an account balance in the PCM Plan as of December 31, 2010, from and after the merger date of January 1, 2011, the vesting schedule and the calculation of years of service for vesting purposes under the PCM Plan shall apply to all such PCM participants. For these PCM participants, vesting in the Company’s discretionary profit sharing contributions is based on years of continuous service as presented in the following chart:

Years of Service	Percentage Vested
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%

A participant’s account becomes 100% vested in discretionary profit sharing contributions, regardless of years of service, at age 62 or in the event of permanent disability, death, or by reason of, and as part of, a partial Plan termination.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2011 and 2010 and

For the Year Ended December 31, 2011

1.	DESCRIPTION OF PLAN – cont’d.

Forfeitures

Terminating employees of the Plan are paid the current value of the vested balance in their Plan account as soon as administratively feasible. Unvested amounts are forfeited and are used to pay Plan expenses or are reallocated to continuing participants as additional Company contributions in the year in which they are forfeited. As of December 31, 2011 and 2010, unallocated forfeitures totaled $325,729 and $493,491, respectively. Forfeitures are allocated in subsequent years based on the respective profit sharing allocations. During 2011, $501,387 in forfeitures were credited to participant accounts.

Payment of Benefits

Benefit payments are available to participants upon reaching retirement age (age 62), termination of employment, death, attainment of age 59 1/2 or disability. Participants are entitled to a benefit equal to the vested portion of their account which will be distributed in the form of a lump sum payment unless the participant elects another option as provided by the Plan. Upon proof, to the satisfaction of the Plan administrator, of an immediate and heavy financial need, amounts contributed by the employee may be withdrawn for a hardship purpose. Distributions are subject to the applicable provisions of the Plan agreement. Certain income taxes and penalties may apply to withdrawals or distributions prior to age 59 1/2. Net assets of the Plan allocated to the accounts of participants who had elected to withdraw from the Plan that had not received such distributions as of December 31, 2011 and 2010 totaled $247,701 and $413,844, respectively.

Notes Receivable from Participants

Participants may borrow up to 50% of their vested account balance, in amounts of at least $1,000 but not more than $50,000 less the highest outstanding note balance during the preceding twelve months. Three notes may be outstanding at any given time. The notes are collateralized by the vested balance in the participant’s account. Notes for any purpose other than the purchase of a primary residence must be repaid within 5 years. Notes accrue interest at a rate commensurate with prevailing rates as determined by the Plan. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes are treated as distributions based on the terms of the Plan agreement. The Company has the authority to deny participant notes to any director or executive officer to the extent necessary to conform to the Sarbanes Oxley Act of 2002. The Company has the right to discontinue the policy of extending notes to participants; however, it may not affect the terms or provisions of any notes outstanding at that time.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2011 and 2010 and

For the Year Ended December 31, 2011

1.	DESCRIPTION OF PLAN – cont’d.

Administrative Expenses

Administrative and operational expenses of the Plan are to be paid by the Trustee with Plan assets unless the Company elects to pay them. For the year ended December 31, 2011, the majority of expenses of the Plan were paid with Plan assets through an allocation of the Plan’s ERISA Account/Budget. ERISA accounts represent a compromise made by plan sponsors that do not want to pay plan expenses themselves, however, want to ensure the participant fees are reasonable. The accounts are used to re-distribute excess Plan paid expenses to pay other expenses of the Plan. Such expenses are often indirect compensation in nature and are captured as a component of unrealized gain/loss in the accompanying statements of changes in net assets available for benefits.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from Plan assets during the reporting period. Actual results could differ from those estimates.

Codification of Accounting Standards

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (Codification or ASC) 105, Generally Accepted Accounting Principles (ASC 105), defines the FASB ASC as the single source of authoritative accounting principles generally accepted in the United States of America (US GAAP) recognized by the FASB to be applied by nongovernmental entities. The Codification has superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification is non-authoritative. The FASB no longer issues new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, the FASB issues Accounting Standards Updates, which serve only to: (a) update the Codification; (b) provide background information about the guidance; and (c) provide the bases for conclusions on the change(s) in the Codification.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2011 and 2010 and

For the Year Ended December 31, 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont’d.

Risks and Uncertainties

The Plan provides for investments in financial instruments that are exposed to risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update No. 2010-06 (ASU 2010-06) entitled Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends the Fair Value Measurements and Disclosures Topic of the Codification to add new disclosure requirements about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). It also clarifies existing disclosure requirements relating to the levels of disaggregation for fair value measurement and inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

In May 2011, the FASB issued Accounting Standards Update No. 2011-04 (ASU 2011-04) entitled Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 was issued to converge fair value measurement and disclosure guidance in U.S. GAAP with the guidance in the International Accounting Standards Board’s currently issued International Financial Reporting Standards 13, Fair Value Measurement. The amendments in ASU 2011-04 generally represent clarification to the Fair Value Measurements and Disclosures Topic of the Codification, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. For non-public entities, ASU 2011-04 is effective for annual reporting periods beginning after December 15, 2011. The Plan sponsor does not anticipate a material impact on the Plan’s financial statements as a result of implementing ASU 2011-04.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2011 and 2010 and

For the Year Ended December 31, 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont’d.

Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Interests in registered investment companies: Valued at the net asset value (NAV) of shares held by the Plan at year-end. Assets are traded on an active market.

Common stock: Valued at unadjusted quoted market share prices within active markets.

Unitized fund: Valued using net asset values of similar quoted market prices of common stock within active markets.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2011 and 2010 and

For the Year Ended December 31, 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont’d.

Fair Value Measurements – cont’d.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2011 and 2010.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Interests in registered investment companies - blended	$11,848,959	$—	$—	$11,848,959
Interests in registered investment companies - equity	205,579,005	—	—	205,579,005
Interests in registered investment companies - fixed income	59,067,910	—	—	59,067,910
Common stock	456,347	—	—	456,347
Unitized fund	—	6,891,340	—	6,891,340

Total investments, at fair value	$276,952,221	$6,891,340	$—	$283,843,561

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Interests in registered investment companies - blended	$15,212,624	$—	$—	$15,212,624
Interests in registered investment companies - equity	297,414,857	—	—	297,414,857
Interests in registered investment companies - fixed income	80,714,169	—	—	80,714,169
Common stock	742,188	—	—	742,188
Unitized fund	—	14,413,455	—	14,413,455

Total investments, at fair value	$394,083,838	$14,413,455	$—	$408,497,293

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2011 and 2010 and

For the Year Ended December 31, 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont’d.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

ASC 962, Plan Accounting – Defined Contribution Pension Plans, requires that participant loans be classified as notes receivable from participants on the statements of net assets available for benefits. This requirement was effective on a retrospective basis for interim or annual periods ending after December 15, 2010. The Plan implemented this requirement during the year ended December 31, 2010, and accordingly, participants loans are recorded as notes receivable from participants in the accompanying statements of net assets available for benefits as of December 31, 2011 and 2010.

Subsequent Events

The Plan evaluated for disclosure any subsequent events through the report issuance date and determined there were no material events that warrant disclosure, except as disclosed in Note 7.

3.	INVESTMENTS

Upon enrollment in the Plan, a participant may direct his/her account balance into any of the investment options listed on the schedule of assets (held at end of year). Subject to certain limitations by the funds, participants may change their investment options and transfer amounts between investment options daily.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2011 and 2010 and

For the Year Ended December 31, 2011

3.	INVESTMENTS – cont’d.

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows as of December 31,:

	2011	2010
American EuroPacific Growth Fund, R6, 449,586 and 653,138 shares, respectively	$15,793,950	$27,020,328

Legg Mason Capital Management Opportunity Trust, Institutional Class, 2,479,209 shares	*	29,601,750

Legg Mason Capital Management Special Investment Trust, Institutional Class, 607,230 and 807,299 shares, respectively	21,216,607	33,758,332

Legg Mason Capital Management Value Trust, Institutional Class, 841,436 and 1,092,201 shares, respectively	36,838,076	49,749,769

SSGA S&P 500 Index Fund, 1,145,088 shares	*	23,680,427

Western Asset Institutional Liquid Reserves Fund, Class A, 21,377,741 and 26,959,484 shares, respectively	21,377,741	26,959,484

*	Represents less than 5% of the Plan’s net assets available for benefits at end of year

During 2011, the Plan’s investments at fair value (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Interests in registered investment companies	$(24,333,655)
Common stock	(230,739)
Unitized fund	(3,298,923)

$(27,863,317)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2011 and 2010 and

For the Year Ended December 31, 2011

4.	INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a determination letter, dated March 15, 2012, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since the amendments indicated in the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

ASC 740, Income Taxes, prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties and financial statement reporting disclosures. For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. As the Plan is tax exempt and has no unrelated business income, these provisions of ASC 740 do not have an impact on the Plan’s financial statements. The Plan recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Plan does not have any amounts accrued relating to interest and penalties as of December 31, 2011 and 2010.

The Plan is subject to routine audits by the IRS and Department of Labor; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for Plan years prior to 2008.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

6.	OTHER MATTERS

The Plan invests in shares of Legg Mason, Inc. common stock, which qualifies as a party-in-interest transaction, through two plan alternatives, one of which is a unitized fund consisting primarily of shares of the common stock of Legg Mason, Inc. The other consists of common stock transferred in from a prior plan. Sales of 1,488 shares of Legg Mason, Inc. common stock with aggregate proceeds of $55,102 were made during 2011. There were no purchases of Legg Mason, Inc. common stock during 2011. The market value of Legg Mason, Inc. common stock at December 31, 2011 and 2010 was $456,347 (18,975 shares) and $742,188 (20,463 shares), respectively.

Cash balances maintained by the Plan and the Legg Mason, Inc. common stock directly owned by the Plan were held by Deutsche Bank in investment accounts. During 2011, the Deutsche Bank account was closed and the common stock shares were transferred to Merrill Lynch. The shares of common stock held by the unitized Legg Mason Common Stock Fund are held by Wells Fargo Bank.

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

Notes to Financial Statements

As of December 31, 2011 and 2010 and

For the Year Ended December 31, 2011

6.	OTHER MATTERS – cont’d.

Sales of 178,743 units with aggregate proceeds of $3,072,834, transfer out to WAM Plan (Note 1) of 142,240 units with aggregate proceeds of $2,802,738, and purchases of 99,936 units with an aggregate purchase price of $1,652,380 of the Legg Mason Common Stock Fund units were made during 2011. The market value of the Legg Mason Common Stock Fund at December 31, 2011 and 2010 was $6,891,340 (599,598 units) and $14,413,455 (820,645 units), respectively.

Legg Mason Investor Services serves as distributor for the Legg Mason funds held by the Plan. Additionally, certain affiliated participating and non-participating companies act as manager or investment advisor for the Legg Mason funds. The Legg Mason funds in the Plan qualify as a party-in-interest transaction.

The Plan invests in shares of funds managed by Bank of America, N.A. and in Legg Mason, Inc. Common Stock. Bank of America, N.A. acts as Custodian of the Plan and LM & Co. is the Plan sponsor. The Plan allows participants to take out loans against their vested account balances. The Company provides the Plan with certain accounting and administrative services for which no fees are charged. All such transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

7.	SUBSEQUENT EVENTS

Effective February 29, 2012, Legg Mason & Co. sold Bartlett & Co. (Bartlett), a Cincinnati-based wealth manager. Bartlett employees were terminated from the Plan on March 1, 2012 and were subject to all Plan regulations applicable to terminated employees.

SUPPLEMENTAL SCHEDULE PROVIDED

PURSUANT TO THE DEPARTMENT OF LABOR’S

RULES AND REGULATIONS

THE LEGG MASON PROFIT SHARING

AND 401(k) PLAN AND TRUST

EIN#: 20-3171699

Plan #: 001

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2011

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment (including maturity date, rate of interest, collateral, par, or maturity value)	(d) **Cost	No. of Shares	(e) Current Value
	Dodge and Cox Balanced Fund	Interests in Registered Investment Company - Blended		93,299	$6,293,005
*	Legg Mason Partners Target Retirement 2015 - Institutional	Interests in Registered Investment Company - Blended		4,906	53,822
*	Legg Mason Partners Target Retirement 2020 - Institutional	Interests in Registered Investment Company - Blended		116,236	1,303,007
*	Legg Mason Partners Target Retirement 2025 - Institutional	Interests in Registered Investment Company - Blended		79,127	872,776
*	Legg Mason Partners Target Retirement 2030 - Institutional	Interests in Registered Investment Company - Blended		78,709	843,765
*	Legg Mason Partners Target Retirement 2035 - Institutional	Interests in Registered Investment Company - Blended		78,462	822,287
*	Legg Mason Partners Target Retirement 2040 - Institutional	Interests in Registered Investment Company - Blended		89,794	955,404
*	Legg Mason Partners Target Retirement 2045 - Institutional	Interests in Registered Investment Company - Blended		40,490	426,766
*	Legg Mason Partners Target Retirement 2050 - Institutional	Interests in Registered Investment Company - Blended		13,899	147,332
*	Legg Mason Partners Target Retirement Fund - Institutional	Interests in Registered Investment Company - Blended		10,738	130,795

					11,848,959

	American EuroPacific Growth Fund, R6	Interests in Registered Investment Company - Equity		449,586	15,793,950
	American Growth Fund of America, R6	Interests in Registered Investment Company - Equity		364,127	10,457,721
	Davis Opportunity Fund Class Y	Interests in Registered Investment Company - Equity		245,036	5,334,442
	Franklin Small-Mid Cap Growth Advisor Class	Interests in Registered Investment Company - Equity		157,590	5,506,202
*	Legg Mason Batterymarch Emerging Markets, Institutional Class	Interests in Registered Investment Company - Equity		172,621	3,247,001
*	Legg Mason Batterymarch International Equity Institutional Class	Interests in Registered Investment Company - Equity		522,338	5,881,527
*	Legg Mason Capital Management Growth Trust, Institutional Class	Interests in Registered Investment Company - Equity		146,167	3,193,746
*	Legg Mason Capital Management Opportunity Trust, Institutional Class	Interests in Registered Investment Company - Equity		1,679,115	13,097,097
*	Legg Mason Capital Management Special Investment Trust, Institutional Class	Interests in Registered Investment Company - Equity		607,230	21,216,607
*	Legg Mason Capital Management Value Trust, Institutional Class	Interests in Registered Investment Company - Equity		841,436	36,838,076
*	Legg Mason ClearBridge Aggressive Growth, Institutional Class	Interests in Registered Investment Company - Equity		58,137	6,821,262
*	Legg Mason ClearBridge Appreciation, Institutional Class	Interests in Registered Investment Company - Equity		229,251	3,147,610
*	Legg Mason ClearBridge Equity Income Builder Fund	Interests in Registered Investment Company - Equity		281,168	3,809,827
*	Legg Mason ClearBridge Mid-Cap Core- I	Interests in Registered Investment Company - Equity		47,819	1,044,357
*	Legg Mason ClearBridge Small Cap Value Trust, Institutional Class	Interests in Registered Investment Company - Equity		189,494	3,325,613
*	Legg Mason Esemplia Emerging Markets Equity, Institutional Class	Interests in Registered Investment Company - Equity		85,818	1,270,970
*	Private Capital Management Value Class I	Interests in Registered Investment Company - Equity		763,641	8,400,053
*	Royce Pennsylvania Mutual Fund, Investment Class	Interests in Registered Investment Company - Equity		1,345,830	14,481,133
	SSGA S&P 500 Index Fund	Interests in Registered Investment Company - Equity		653,129	13,493,643
	T Rowe Price Small Cap Stock Fund	Interests in Registered Investment Company - Equity		284,661	8,895,641
	Templeton World Fund Advantage	Interests in Registered Investment Company - Equity		857,336	11,771,218
	Washington Mutual Investors, R6	Interests in Registered Investment Company - Equity		301,102	8,551,309

					205,579,005

	Eaton Vance Income Fund of Boston, Institutional Class	Interests in Registered Investment Company - Fixed Income		624,747	3,536,068
*	Legg Mason Western Corporate Bond Fund - Institutional	Interests in Registered Investment Company - Fixed Income		170,266	1,908,683
*	Legg Mason Western High Income Institutional	Interests in Registered Investment Company - Fixed Income		408,165	2,355,113
*	Legg Mason Western Short-Term Bond Fund - Institutional	Interests in Registered Investment Company - Fixed Income		1,103,498	4,237,432
	PIMCO Foreign Bond	Interests in Registered Investment Company - Fixed Income		299,871	3,172,635
	PIMCO Total Return	Interests in Registered Investment Company - Fixed Income		1,233,343	13,406,435
*	Western Asset Core Plus, Institutional Class	Interests in Registered Investment Company - Fixed Income		707,954	7,865,367
*	Western Asset Inflation Indexed Plus Bond Fund, Institutional Class	Interests in Registered Investment Company - Fixed Income		101,978	1,208,436
*	Western Asset Institutional Liquid Reserves Fund, Class A	Interests in Registered Investment Company - Fixed Income		21,377,741	21,377,741

					59,067,910

*	Legg Mason Common Stock	Common Stock		18,975	456,347
*	Legg Mason Common Stock Fund	Unitized Fund		599,598	6,891,340

*	Participant loans	Interest rates range from 4.25% to 10.50%, maturing through November 2016	$—		3,286,090

*	Denotes a party-in-interest, as defined by ERISA
**	Participant directed investment, therefore, no cost basis required

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator, who administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 19, 2012

THE LEGG MASON PROFIT SHARING AND 401(k) PLAN AND TRUST

By:	/s/ Brian K. Becker
Brian K. Becker
Plan Administrator

EXHIBIT INDEX

Exhibit No.

23	Consent of Stout, Causey & Horning, P.A.